

February 26, 2013

Via E-mail
Janet D. Olsen
Chief Legal Officer
Artisan Partners Asset Management Inc.
875 E. Wisconsin Avenue, Suite 800
Milwaukee, WI 53202

> **Re:** **Artisan Partners Asset Management Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 25, 2013**
> **File No. 333-184686**

Dear Ms. Olsen:

We have reviewed your registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 83

1. Please provide a reconciliation of the $(2.0) pro forma, adjusted net tangible book value (deficit) to the $11.4 million pro forma Total stockholders' permanent equity on page 90.

Unaudited Pro Forma Consolidated Financial Information, page 85

2. Please revise the Notes to Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2012 and Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition as of December 31, 2012 to show how you arrived at each material adjustment amount, which should include a discussion of any significant assumptions and estimates to arrive at the amount. Ensure you separately present and

show how you computed each component of an adjustment if there are multiple components. For example, please revise:

- Note (f) to your pro forma consolidated statement of operations to provide the computation of Net income (loss) attributable to noncontrolling interests of $108.3 million related to Reorganization and Other Pro Forma Adjustments and $(16.8) million related to the Offering given that the proportional interests in the pro forma income of Artisan Partners Holdings owned by the partners (other than Artisan Partners Asset Management) of Artisan Partners Holdings are 95.7% on a pro forma basis after the reorganization transactions and 79.6% after the offering.

- Note (g) to your pro forma consolidated statement of operations to provide the computation of the $100.3 million net income attributable to noncontrolling shareholders as well as the $1.4 million of income that is allocated to the convertible preferred stock.

- Note (b) to your pro forma consolidated statement of financial condition to further explain the computation of the total deferred tax benefit, including the computation of the $89.9 million related to increase in tax basis resulting from the purchase of 2,562,970 Class A common units of Artisan Partners Holdings and the $25.3 million deferred tax assets related to the H&H Corp Merger.

Please note that this is not an exhaustive list of the notes that require expanded disclosures.

3. With regard to Note (h) to your pro forma consolidated statement of operations, please address the need to include the $64.1 million expense that will be recognized as a result of the distribution to your Class B limited partners. Refer to Note (a) to your pro forma consolidated statement of operations.

You may contact Sasha Pechenik at (202) 551-3541 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director